SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Avigen, Inc.
(Name of Subject Company)

Avigen, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

053690103
(CUSIP Number of Class of Securities)

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M. Christina Thomson
Vice President, General Counsel and Secretary
Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, California 94502
(510) 748-7150

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)
__________________________________________________

With copies to:

Brett D. White
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the “Statement”) previously filed by Avigen, Inc., a Delaware corporation (“Avigen”), with the Securities and Exchange Commission (the “SEC”) on February 6, 2009, relating to the tender offer by BVF Acquisition LLC, a Delaware limited liability company (the “Purchaser”) and wholly owned subsidiary of Biotechnology Value Fund, L.P., a Delaware limited partnership (together with the Purchaser, “BVF”), to purchase all of the outstanding Shares at a price of $1.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and conditions set forth in the Offer contained in the Schedule TO filed by the Purchaser with the SEC on January 23, 2009, as thereafter amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended and supplemented as follows:

     The statement under the caption “Background Summary” that reads “As of the date of this statement, MediciNova’s counsel had not yet contacted Avigen’s counsel” is revised to read as follows:

     “On February 10, 2009, MediciNova and Avigen agreed that they would proceed with high level due diligence without entering into a confidentiality agreement, and if discussions adequately progressed they would negotiate a confidentiality agreement at a later date.”

     The following two paragraphs are added to Item 4 at the end of the section entitled “Background Summary”:

     “On February 11, 2009, Avigen, Inc. issued a press release announcing its financial results for the year ended December 31, 2008. A copy of the press release is filed as an exhibit hereto and is incorporated herein by reference.

     On February 11, 2009, senior management of Avigen, Inc. hosted a conference call relating to its fiscal year ended December 31, 2008. The transcript of the call is filed as an exhibit hereto and is incorporated herein by reference.”

     The statement under the caption “Reasons for the Board’s Recommendation” that reads “We have more than $1.00 per Share of cash, net of liabilities” is revised to read as follows:

     “We have more than $1.00 per Share of cash, available-for-sale securities and restricted cash, net of liabilities. Our cash, available-for-sale securities and restricted cash as of December 31, 2008, were $56.8 million, and our liabilities were $10.8 million, as reflected in our press release of February 11, 2009, furnished as an exhibit hereto. Shares outstanding on that date were 29.8 million shares, which approximates the number of shares outstanding used to calculate basic and diluted earnings per share as of December 31, 2008, resulting in cash, available-for-sale securities and restricted cash, net of liabilities, per share of in excess of $1.00.”

ITEM 9. EXHIBITS

     Item 9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description
(a)(3)	Press Release, dated February 11, 2009, announcing Avigen Inc.’s financial results for the year ended December 31, 2008.

(a)(4)	Transcript of prepared remarks and questions and responses addressed during Avigen, Inc.’s conference call held on February 11, 2009 relating to the fiscal year ended December 31, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2009		AVIGEN, INC.

	By:	/s/ Andrew A. Sauter
Andrew A. Sauter
Chief Financial Officer